UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For:  THIRD QUARTER REPORT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

COMMISSION FILE NUMBER: 0-22216

CANADIAN ZINC CORPORATION

 (Exact name of Registrant as specified in its charter)

Suite 1202 – 700 West Pender Street

Vancouver, British Columbia

Canada V6C 1G8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[     ]

No

[ X ]

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CANADIAN ZINC CORPORATION

Unaudited Financial Statements

September 30, 2004

Index

Balance Sheets

Statements of Operations and Deficit

Statements of Cash Flows

Notes to Financial Statements

Schedule of Deferred Exploration Costs

CANADIAN ZINC CORPORATION

Balance Sheets
September 30, 2004
(Unaudited - prepared by management)
		September 30	December 31
		2004	2003
		(unaudited)	(audited)
ASSETS

Current assets
Cash and cash equivalents		$13,237,314	$13,339,442
Accounts receivable and prepaids		97,737	54,455

		13,335,051	13,393,897

Resource interests (Note 2)		15,397,340	13,216,218

Plant and equipment (Note 3)		165,635	134,521

		$28,898,026	$26,744,636

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$214,939	$209,241

Property closure and abandonment
provision (Note 2)		117,990	117,990

		332,929	327,231

SHAREHOLDERS' EQUITY

Share capital (Note 4)		37,533,803	34,937,298

Contributed surplus		36,000	36,000

Deficit		(9,004,706)	(8,555,893)

		28,565,097	26,417,405

		$28,898,026	$26,744,636

Approved by the Directors:	“John F. Kearney”		“Robert J. Gayton”
	John F. Kearney		Robert J. Gayton

CANADIAN ZINC CORPORATION

Statements of Operations and Deficit
(Unaudited – prepared by management)
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2004	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2003

Expenses
Amortization	$1,280	1,074	3,840	3,222
Listing and filing	7,100	0	31,335	19,973
Office and general	44,081	24,240	144,139	63,438
Professional fees	20,661	30,932	164,424	112,673
Management compensation	34,850	0	185,744	0
Shareholder and investor communications	39,140	5,689	166,829	48,199
Interest income	(83,134)	(263)	(247,498)	(875)

Loss for the period	(63,978)	(61,672)	(448,813)	(246,630)

Deficit, beginning of period	$(8,940,728)	$(7,835,991)	(8,555,893)	(7,651,033)

Deficit, end of period	(9,004,706)	(7,897,663)	(9,004,706)	(7,897,663)

Loss per share - basic and diluted	$(0.00)	$(0.00)	(0.01)	$(0.01)

Weighted average number of common shares outstanding
– basic and diluted	68,788,456	36,138,169	67,534,835	36,138,169

CANADIAN ZINC CORPORATION

Statements of Cash Flows
(Unaudited – prepared by management)
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2004	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2003

Cash flows from (used in) operating activities

Loss for the period	$(63,978)	$(61,672)	$(448,813)	$(246,630)
Adjustment for item not involving cash:
- Amortization	1,280	1,074	3,840	3,222

	(62,698)	(60,598)	(444,973)	(243,408)
Change in non-cash working capital items:
- Accounts receivable	121,019	(2,619)	(43,282)	(1,107)
- Accounts payable and accrued liabilities	49,326	(78,720)	5,698	(20,579)

	107,467	(141,937)	(482,557)	(265,094)

Cash flows from financing activities
Shares issued for cash	272,143	1,067,875	2,188,505	1,229,875

Cash flows (used in) investing activities
Purchase of equipment	(11,745)	-	(40,149)	-
Exploration costs, excluding amortization	(1,225,158)	(53,056)	(1,767,927)	(125,337)

	(1,236,903)	(53,056)	(1,808,076)	(125,337)

Increase (decrease) in cash and cash equivalents	(857,113)	872,882	(102,128)	839,444

Cash and cash equivalents, beginning of period	14,094,427	30,458	13,339,442	63,896

Cash and cash equivalents, end of period	$13,237,314	$903,340	13,237,314	$903,340

CANADIAN ZINC CORPORATION

Schedule of Deferred Exploration and Development Costs
(Unaudited - prepared by management)
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2004	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2003

Exploration and development costs
Amortization	2,476	1,018	5,194	3,054
Camp operation	111,954	668	190,175	1,284
Development and engineering costs	63,708	8,975	69,772	8,975
Exploration drilling	655,486	-	789,646	-
Insurance	-	-	31,150	-
Lease rental	15,408	19,029	89,730	78,227
Contract salaries and consulting - geology	231,290	21,336	361,662	33,703
Transportation	147,313	3,148	235,793	3,148

Total exploration costs for the period	$1,227,635	54,174	1,773,122	128,391

Deferred exploration costs, beginning of period	10,292,105	9,571,149	9,746,618	9,496,832

Deferred exploration costs, end of period	$11,519,740	9,625,323	11,519,740	$9,625,223

CANADIAN ZINC CORPORATION

Notes to Financial Statements

September 30, 2004

(Unaudited – prepared by management)

1.

Continued Operations

These interim financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual financial statements of the Company. These interim financial statements do not include all disclosures normally provided in the annual financial statements and should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2003.  In management's opinion, all adjustments necessary for fair presentation have been included in these interim financial statements.  Interim results are not necessarily indicative of the results expected for the fiscal year.  Certain comparative figures have been reclassified to conform to the current period's presentation.

2.

Resource Interests

The Company’s resource interests comprise the Prairie Creek Mine Property:

	September 30 2004	December 31 2003

Acquisition costs:
- mining lands	$2,750,000	$2,750,000
- plant and mills	908,000	500,000
	3,658,000
Increase from asset retirement obligation	219,600	219,600
Exploration and development costs (see schedule)	11,519,740	9,746,618
	$15,397,340	$13,216,218

Prairie Creek Mine

In 1994, the Company acquired a 100% interest, subject to a 2% net smelter royalty interest ("N.S.R."), in the Prairie Creek Mine property located in Northwest Territories, Canada.  The acquisition included a 60% interest in the plant and equipment located on the property with an option to acquire the remaining 40% interest. One-half of the 40% interest will be transferred to the Company when N.S.R. payments have totalled $3,200,000 and the remaining one-half interest when additional N.S.R. payments have totalled $5,000,000, whereupon the N.S.R. will be terminated.

In the first quarter of 2004, the Company entered into an agreement with Titan Logix Corp. (“Titan”) to purchase Titan’s interest in the Prairie Creek Mine Property. Under the Agreement with Titan, the Company acquired the remaining 40% interest in the physical plant and equipment and repurchased the 2% NSR royalty.  The consideration for the acquisition was the issuance to Titan of 300,000 common shares and 250,000 purchase warrants exercisable at $1.25 per share until June 22, 2005.

During 2003 the Company renewed two surface leases granted by the Federal Government relating to the operation and care and maintenance of the Prairie Creek Mine Property for a period of ten years terminating March 31, 2012.  The Company paid $100,000 upon execution of the lease and is obligated to pay $30,000 per year for five years to a maximum of $250,000, (of which $130,000 was paid as at December 31, 2003) as a security deposit for the performance of abandonment and reclamation obligations under the leases.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

September 30, 2004

(Unaudited – prepared by management)

2.          Resource Interests (continued)

On September 10, 2003 the Company was granted a Type A Land Use Permit and a Type B Water Licence for a period of five years commencing September 10, 2003 for underground development and exploration and for metallurgical testing, by the Mackenzie Valley Land and Water Board.  Under the terms of the Land Use Permit and Water Licence the Company is obliged to contribute the amounts of $30,000 and $70,000, respectively, as security deposits for reclamation obligations.

In 1996, the Company concluded a Co-operation Agreement with the Nahanni Butte Dene Band (“Band”) part of the Deh Cho First Nations.  In return for co-operation and assistance undertakings given by the Band towards the development of the Prairie Creek Project, the Company granted the following net profit interest and purchase option to the Band:

(i)

A 5% net profits interest in the Prairie Creek Project payable following the generation of profits after taxation equivalent to the aggregate cost of bringing the Prairie Creek Project into production and establishing the access road.

(ii)

An option to purchase either a 10% or a 15% interest in the Prairie Creek Project at any time prior to the expiry of three months following permitting for the Project, for the cash payment of either $6 million or $9 million, subject to price adjustment for exploration expenditure and inflation, respectively.

On October 10, 2003 an appeal to the Federal Court was filed by the Nahanni Butte Dene Band, Pehdzeh Kl First Nation and the Deh Cho First Nations  against the Mackenzie Valley Land and Water Board and the Company seeking judicial review of the decision of the Water Board to grant the Water Licence to the Company.  Filing of these proceedings by the Nahanni Butte Dene Band is in breach of the Co-operation Agreement.  The Nahanni Butte Dene Band has informed the Company that the Nahanni Band considers the Agreement terminated.  Such termination is not in accordance with the provisions of the Agreement.

The Company has adopted the Canadian Institute of Chartered Accountants Handbook’s recommendation on, Accounting for Asset Retirement Obligations which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred.  A corresponding increase for the carrying amount of the related asset is generally recorded and depreciated over the life of the asset.  The amount of the liability is subject to re-measurement at each reporting period.  In 2003, the Company provided $117,990 in asset retirement obligations related to the Prairie Creek Property and a corresponding $219,600 increase in asset cost.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

September 30, 2004

(Unaudited – prepared by management)

3.

Plant and Equipment

	September 30, 2004			December 31 2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Mining equipment	$210,466	$163,327	$ 47,139	$ 6,807
Pilot plant	108,161	-	108,161	108,161
Furniture, fixtures & equipment	78,292	67,957	10,335	19,553
	$396,919	$231,284	$165,635

4.

Share Capital

Authorized:  Unlimited common shares with no par value.

Issued:

Number of Shares		Amount
Balance, December 31, 2003	64,482,932	$34,937,298

Warrants exercised at various exercise prices per share	3,161,320	1,646,127
Shares issued pursuant to mineral interest agreement	300,000	408,000
Stock options exercised at $0.23 per share	150,000	34,500
Balance, March 31, 2004	68,094,252	$37,025,925

Warrants exercised at $0.58 and $0.60 per share	402,175	235,735
Balance, June 30, 2004	68,496,427	$37,261,660

Warrants exercised at $0.58 and $0.60 per share	458,350	272,143
Balance, September 30, 2004	68,954,777	$37,533,803

A summary of the Company’s stock option plans as at September 30, 2004 is presented below:

	Shares	Weighted Average Exercise Price
Options outstanding and exercisable at December 31, 2003	600,000	$ 0.23
Exercised	(150,000)	$ (0.23)
Options outstanding and exercisable at March 31, 2004, June 30, 2004 and September 30, 2004	450,000	$ 0.23

The Company did not grant any stock options in the period ended September 30, 2004.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

September 30, 2004

(Unaudited – prepared by management)

4.          Share Capital (continued)

Warrants

A summary of the Company’s warrants issued and outstanding as at September 30, 2004:

Number of Warrants	Exercise Price Per Warrant	Expiry Date
404,865	$0.58	November 10, 2004
600,000	$1.25	December 22, 2004
4,053,290	$0.60	May 10, 2005
3,575,000	$1.25	June 22, 2005
8,633,155

5.

Related Party Transactions

The Company incurred the following expenses to directors and corporations controlled by directors of the Company:

		Three months	Three months		Nine months		Nine months
		ended	ended		ended		ended
		Sept. 30, 2004	Sept. 30, 2003		Sept. 30, 2004		Sept. 30, 2003

Professional fees		$34,750	$30,572		$60,258		$54,439
Executive compensation		30,100	-		180,994		-
	$		$30,572	$		$

6.

Non-cash Transactions

In the period ended September 30, 2004 there were no non-cash transactions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The Management’s Discussion and Analysis of financial condition and results of operations (“MD&A”) provides a detailed analysis of Canadian Zinc’s business and compares its financial results for the third quarter and first nine months of 2004 with those of the third quarter and first nine months of 2003.  In order to better understand the MD&A, it should be read in conjunction with the unaudited Financial Statements and related notes for the periods ended September 30, 2004 and in conjunction with the audited Financial Statements and notes for the year ended December 31, 2003, and managements discussion and analysis for the year 2003.  The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and filed with appropriate regulatory authorities in Canada.  This MD&A is prepared as of November 5, 2004.

Management’s discussion and analysis contains certain forward-looking statements with respect to the Company’s activities and future financial results that are subject to risks and uncertainties that may cause the results or events predicted in this discussion to differ materially from actual results or events.

ADDITIONAL INFORMATION

Additional information relating to the Company including the Company Annual Information Form for the year 2003, dated May 10, 2004 is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com.

1.

OVERVIEW

Canadian Zinc Corporation is a public company listed on the Toronto Stock exchange under the symbol: CZN and is engaged in the business of exploration and development of natural resource properties. The Company's principal focus is the exploration and development of the Prairie Creek Property, a large high-grade zinc/lead/silver property located in the Northwest Territories of Canada.

The Prairie Creek deposit contains a significant mineral resource comprising an inferred 11.8 million tonnes grading an average12.5% zinc, 10.1% lead, 0.4% copper and 161 grammes of silver per tonne. This is one of the highest-grade base metal properties in the world and a major Canadian resource.

During the first quarter of 2004 the Company completed an agreement with Titan Logix Corp. to purchase Titan's interest in the Prairie Creek Mine Property. Under the Agreement, the Company acquired the remaining 40% interest in the physical plant and equipment at Prairie Creek and also purchased a 2% net smelter royalty interest attached to Prairie Creek. The consideration was the issue to Titan of 300,000 common shares and 250,000 share purchase warrants exercisable at $1.25 per share until June 22, 2005. The transaction simplified and consolidated the Company's 100% royalty free ownership interest of the Prairie Creek Property.

During the first half of 2004, the Company raised $1,916,362 and in the third quarter $272,143 through the exercise of outstanding warrants and employee stock options, increasing the Company’s cash in the nine months by a total of  $2,188,505.

During the third quarter of 2004 the Company was mainly engaged in exploration, development and permitting programmes at Prairie Creek.

Canadian Zinc is in a strong financial position. At September 30, 2004 the Company had cash and short term deposits of $13.2 million compared to cash of $13.3 million at December 31, 2003 and had no long term debt.

2.

REVIEW OF FINANCIAL RESULTS

For the third quarter of 2004, the Company reported a net loss of  $63,978 compared to a loss of $61,672 in the third quarter of 2003.  For the first nine months of 2004, the Company reported a loss of $448,813 compared to a loss of $246,630 in the first nine months of 2003.

Revenue and Interest Income

The Company is in the exploration and development stage and does not generate any cash flow from operations. To date the Company has not earned any significant revenues other than interest income.  Interest income in the third quarter and nine months of 2004 was $83,134 and $247,498 respectively compared to $263 and $875 in the third quarter and first nine months of 2003, the increase being attributable to higher cash balances invested.

Administrative Expenses

Administrative expenses for the third quarter and first nine months of 2004 were $145,832 and $692,471 respectively compared to $60,861 and $244,283 in the third quarter and first nine months of 2003.  The increase was largely attributable to increased corporate and operating activities and executive compensation.

Related Party Transactions

The Company had no related party transactions in the third quarter of 2004 or 2003 other than executive compensation of $64,850 and $241,252 paid to directors and corporations controlled by directors in the third quarter and first nine months of 2004, respectively, compared to $30,572 and $54,439 in the third quarter and first nine months of 2003 respectively.

Exploration and Development Expense

The Company capitalizes all exploration and development costs relating to its resource interests.  During the third quarter the Company expended $1,225,159 on exploration and development on the Prairie Creek Property, the principal components of which were drilling, geological salaries and consulting, and camp operation.

During the third quarter of 2003, the Company expended $53,156 on the Prairie Creek Property.

For the nine months ended September 30, 2004, the Company expended $1,767,928 on exploration and development compared to $125,337 in the first nine months of 2003, the increase being attributable to a more active exploration and development programme.

Full particulars of the deferred exploration and development costs are shown in the Schedule of Deferred Exploration and Development Costs in the Financial Statements for the nine month period ended September 30, 2004.

3.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Canadian Zinc’s accounting policies are described in Note 3 to the audited financial statements for the year ended December 31, 2003. The critical accounting policies and estimates in understanding the judgments that are involved in preparing the Company’s financial statements and the uncertainties that could impact the results of operations, financial condition and future cash flows are described in Management Discussion and Analysis for the year ended December 31, 2003.

4.

SUMMARY OF QUARTERLY RESULTS

	Revenue $	Net Earnings (Loss) $	Net Earnings (Loss) per Common Share $
2004		(Unaudited)
Third Quarter	83,134	(63,978)	(0.00)
Second Quarter	83,635	(136,391)	(0.00)
First Quarter	80,728	(249,535)	(0.01)
2003
Fourth Quarter	27,505	(656,199)	(0.02)
Third Quarter	263	(61,672)	(0.01)
Second Quarter	217	(68,557)	(0.00)
First Quarter	395	(117,419)	(0.03)
2002
Fourth Quarter	59	(345,674)	(0.03)
Third Quarter	1,772	(128,134)	(0.02)
Second Quarter	2,429	(273,444)	(0.01)
First Quarter	292	(189,956)	(0.01)

5.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Canadian Zinc does not generate any cash flow and has no income other than interest income.  The Company relies on equity financings for its working capital requirements and to fund its exploration, development and permitting activities.  Interest income in the third quarter of 2004 was $83,134.

Source of Cash - Financing Activities

During the third quarter the Company generated $272,143 gross proceeds through the exercise of 458,350 warrants at $0.58 and $0.60 per share.    For the nine months ended September 30, 2004 the Company generated $2,188,505 through the exercise of options and the conversion of share purchase warrants.  In the third quarter and first nine months of 2003, the Company had cash flow of $1,067,875 and $1,229,875 respectively, from financing activities.

Use of Cash – Investing Activities

In the third quarter and first nine months of 2004 cash used in operating activities was $62,698 and $ 444,973 respectively which largely represents corporate and operating expenses, whilst cash used in investing activities was, $1,236,903 and $1,808,076 respectively, in exploration and development and equipment costs made on the Prairie Creek Property.  A schedule of the Company’s deferred exploration and development costs is attached to the financial statements and shows the major components of expenditure.

In the third quarter and first nine months of 2003 cash used in operating activities was $60,598 and $243,408, again largely representing corporate and operating expenses, whilst funds invested in exploration and development costs were $53,156 and $125,337 respectively.

Liquidity, Financial Condition and Capital Resources

Canadian Zinc’s cash position, including term deposits, decreased marginally from $13,339,442 at December 31, 2003 to $ 13,237,314 at September 30, 2004.  The Company’s working capital was $13,120,112 at September 30, 2004 compared to $13,184,656 at December 31, 2003.    Notwithstanding ongoing administrative expenses and the expenditure of $1,808,076 on investing activities during the nine months ended September 30, 2004, as a result of generating $2,188,505 on the conversion of share purchase warrants, the Company remained in a strong financial position.

During the first nine months of 2004, the Company issued 4,471,845 common shares for total cash proceeds of $2,188,505 and 300,000 common shares and 250,000 purchase warrants exercisable at $1.25 per share until June 22, 2005 were issued pursuant to a mineral interest agreement with Titan Logix Corp. at a deemed value of $408,000.

During the year 2003, the Company issued 2,857,143 flow-through shares for total proceeds of $1,762,800.  These funds are committed for Canadian exploration expenditures to be incurred during 2004 with the tax benefits renounced and transferred to the investors. At September 30, 2004 most of the flow-through commitment had been spent.

Canadian Zinc has no long term debt and has no off balance sheet financing structures in place.  The Company is in its strongest financial position in a number of years.

At September 30, 2004 the Company had 68,954,777 common shares outstanding, with an unlimited authorized capital of common shares with no par value, compared to 68,496,427 common shares outstanding at June 30, 2004 and 64,482,932 at December 31, 2003.

At September 30, 2004 the Company also had 8,633,155 share purchase warrants outstanding exercisable at varying prices between $0.58 and $1.25 per share and with varying expiring dates between November 10, 2004 and June 22, 2005.

6.

RISKS AND UNCERTAINTIES

In conducting its business, Canadian Zinc faces a number of risks and uncertainties.  These are described in detail under the heading “Risk Factors” in the Company’s Annual Information Form for the year 2003, dated May 10, 2004, which is filed on SEDAR and which may be found at www.SEDAR.com and which is incorporated herein by reference.  The principal risks and uncertainties faced by the Company are summarized in Management’s Discussion and Analysis for the year ended December 31, 2003.

7.

OUTLOOK

Canadian Zinc is currently in an exploration and development phase. During 2003, the Company was able to raise substantial new financing, which continued during 2004 with the exercise of warrants, and at September 30, 2004, held cash and deposits of $13.2 million, placing the Company in a strong financial position to carry out its exploration, development and permitting activities.

Business conditions for Canadian Zinc are expected to continue to be positive as increased demand for primary metals, allied to a growing shortage in supply, will help to sustain and improve metal prices.

In the second quarter of 2004, increased liquidity in the company shares arising from the private placement financings completed in 2003 and some profit taking by investors led to a weakening in the Company’s share price although trading volumes remained high.

Expenditures on exploration and development increased substantially during the third quarter as the  exploration programmes expanded.  The Prairie Creek mine site and camp was reopened in May 2004.  Throughout the 2004 summer season a major exploration programme was conducted on the Prairie Creek property, comprising both infill surface drilling of the existing resource and exploration drilling outside the currently known resource area.  This programme commenced in June 2004 and continued until early October.  A total of 27 holes, 5,963 metres, were drilled with very encouraging results. Planning also continued on the proposed underground development programme.  Procon Mining and Tunnelling Ltd. of Burnaby, B.C. was selected as the prime contractor and was actively engaged on site preparation.  It is anticipated that this programme will be carried out at Prairie Creek in 2005.  The camp was closed for the winter early in October 2004, as a result of which expenditures will decline in the fourth quarter.

The Company will now assess the results of the 2004 exploration programme and commence planning the 2005 programme at Prairie Creek.  At the same time, it is planned to carry out further technical and metallurgical studies to advance the Prairie Creek project towards commercial production.

The Company has been extensively engaged in permitting activities throughout the first nine months of 2004 and this will continue throughout the remainder of the year and into 2005.

The Company’s application for an extension of the area of its surface exploration Land Use Permit, to permit surface drilling of other zones outside the immediate mine area in zone 3 and the adjacent zone 4, has been referred by the Mackenzie Valley Land and Water Board for environmental assessment by the Mackenzie Valley Environmental Impact Review Board.  The Company will not be able to undertake the planned drilling of zones 5 to 8 until this amendment to the Land Use Permit is approved.  The Company’s current exploration permit was issued following a previous environmental assessment carried out by the Review Board in 2001.

The appeal to the Federal Court, which was filed in October 2003 by the Deh Cho First Nations against the Mackenzie Valley Land and Water Board seeking judicial review of the decision of the Water Board to grant the Company a Water License which was issued in September 2003 for a period of five years, remains pending.  This appeal by the Deh Cho First Nations is in contravention of the terms of the Benefit and Cooperation Agreement between the Company and the Nahanni Butte Dene Band which was signed in 1996 and which the Nahanni Band has now stated is terminated.  Such termination is contrary to the terms of the Agreement.

The Company’s application for a Land Use Permit for use of the existing winter road that runs from the Liard Highway into the mine, and which previously was the subject of a Land Use Permit issued in 1980, is undergoing preliminary screening by the Mackenzie Valley Land and Water Board.  The Company has filed an appeal to the Supreme Court of the Northwest Territories against the Mackenzie Valley Land and Water Board, seeking judicial review of its decision that the Company’s application for a Land Use Permit for the winter road is not exempt from environmental assessment under the Mackenzie Valley Resource Management Act and that the exemption in Section 157.1 of the Act related to a license issued before 1984 does not apply.  This appeal is expected to be heard by the Court in December 2004.

CAUTIONARY NOTE:

Some of the statements contained in this document are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”.  Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.  Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company experts to produce, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements.  Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities.  The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

(Signed) John Kearney___________________

President and Chairman

Date:  June 28, 2005